NAPLOY CORP.

95 Lias Estate Kafe district Abuja,

FCT 900108 Nigeria

Telephone: +13072133163

Email: naploy.corp@tutanota.com

February 09, 2024

Attention:

Michael Fay, Terence O'Brien

Juan Grana and Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and

Services

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re: Naploy Corp.

Registration Statement on Form S-1

Filed October 06, 2023

File No. 333-274889

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Naploy Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-274889), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on February 13, 2024, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Naploy Corp.

/s/ Frederick Sidney Reinhard Arnold

Frederick Sidney Reinhard Arnold

President, Chief Financial Officer,

Chief Executive Officer, Director